UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On March 19, 2025, Santech Holdings Limited (the “Company”) issued a press release announcing that the Company entered into a share subscription agreement with Carmel Holdings Limited on March 17, 2025, pursuant to which the Company agreed to issue to Carmel Holdings Limited 112,000,000 restricted ordinary shares of the Company (the “Subscription Shares”) at a total consideration of approximately US$1.0 million. With approval from the Board of Directors of the Company, the issuance of the Subscription Shares has been completed on March 19, 2025. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press release dated March 19, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: March 19, 2025